EXHIBIT 99.1

NEW FOUND GOLD TO PARTICIPATE IN THE 34th ANNUAL BMO GLOBAL
METALS, MINING AND CRITICAL METALS CONFERENCE, PDAC 2025 AND
THE 37TH ANNUAL ROTH CONFERENCE

Vancouver, BC, February 21, 2025 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the Company will be participating in several conferences over the next month, beginning with the BMO Global Metals, Mining and Critical Metals Conference (“BMO Conference”). The focus for New Found will be the Company’s 100% owned Queensway Gold Project (“Queensway”) located in Newfoundland and Labrador, Canada.

Keith Boyle, CEO of New Found, stated: “With New Found’s new senior management team in place and work progressing on our Queensway Gold Project, we will be participating in a number of major industry conferences over the coming weeks. As the Company moves into its next phase of growth and value creation, with an initial mineral resource estimate and a preliminary economic assessment scheduled for release in Q2/25, this is an ideal time to bring the New Found story to a broader audience. I invite members of the investment community attending these events to contact us to schedule a one-on-one meeting or drop by our booths to speak with the team.”

34th Annual BMO Global Metals, Mining and Critical Metals Conference

Keith Boyle, CEO, and Fiona Childe, VP Communications and Corporate Development, will be attending the prestigious BMO Conference in Hollywood, FL, from February 23 to 26, 2025, to participate in one-on-one meetings with existing shareholders and new investors. As part of the BMO Conference programming, Mr. Boyle will be presenting on February. 26, 2025, at 10:30am in Ballroom C.

Red Cloud Pre-PDAC 2025 Mining Showcase

Mr. Boyle and Dr. Childe will be attending the Red Cloud Pre-PDAC 2025 Mining Showcase in Toronto, ON, from February 27 to 28, 2025, to participate in one-on-one meetings with existing shareholders and new investors. Mr. Boyle will be presenting on February 28, 2025, at 1:40pm at the Omni King Edward Hotel.

PDAC 2025

The New Found team will be participating in several events, including Canada’s Atlantic Edge, the Investors Exchange and the Core Shack, at PDAC 2025.

Mr. Boyle will be presenting at Canada’s Atlantic Edge, a premier showcase highlighting the mining sector in Newfoundland and Labrador, Nova Scotia and New Brunswick, on March 4, 2025, at 10:40am at the InterContinental Toronto Centre, Ballroom A.

Melissa Render, President, Jared Saunders, VP Sustainability, and other members of the New Found team will be at Booth 2748 at the Investors Exchange in the Metro Toronto Convention Centre from March 2 to 5, 2025, to meet with existing shareholders and new investors.

Ms. Render and other members of the New Found technical team will be displaying new drill core from the Golden Dome and Dropkick zones on the Queensway North Project at Booth 3116B at the Core Shack in the Metro Toronto Convention Centre on March 4 and 5, 2025. Existing shareholders and new investors attending PDAC 2025 are invited to come by to see drill core samples, along with detailed maps and sections, illustrating Queensway’s geology and exploration potential.

37th Annual ROTH Conference

Mr. Boyle and Dr. Childe will be attending the 37th Annual ROTH Conference in Dana Point, CA, from March 16 to 18, 2025. The event will consist of one-on-one and small group meetings, analyst-selected fireside chats, industry keynotes, and panels with executive management from approximately 450 private and public companies in a variety of growth sectors.

For additional information on the Company’s events please visit: https://newfoundgold.ca/investors/#events.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Keith Boyle

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (845) 535-1486

Email: contact@newfoundgold.ca

Follow us on social media at

https://www.linkedin.com/company/newfound-gold-corp

https://x.com/newfoundgold

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the Company’s plans for the coming year, including participation in various industry conferences; the initial mineral resource estimate and preliminary economic assessment for the Queensway Project and the timing thereof; the benefits of the management changes; growth and value creation; exploration, drilling and mineralization on the Queensway Project; plans for future exploration and drilling; and the merits of the Queensway Project. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the initial mineral resource estimate and preliminary economic assessment, the results and timing of the initial mineral resource estimate and preliminary economic assessment, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC